Exhibit 99.10

152-158 St Georges Terrace Perth 6000 Western Australia T + 61 (8) 9327 2000
Press release

Rio Tinto opens new iron ore mine in the Pilbara’s Robe Valley
22 February 2010
Rio Tinto has started producing iron ore from the US$901 million (Rio Tinto share US$478 million) Mesa A / Warramboo mine in the Pilbara region of Western Australia.
The open-cut iron ore mine, about 50 kilometres west of Pannawonica, will have an initial production of 20 million tonnes per annum, increasing to 25 million tonnes by 2011.
The first full-length (163-car) train left the mine late on Friday, following the 49-kilometre rail extension to connect to the Deepdale railway running from Pannawonica to the Cape Lambert port. It was driven by Cape Lambert train driver Shane Edwards, a local Aboriginal man, as requested by Kuruma and Marthudunera traditional owners, several of whom watched the train load and depart.
“This is a great day for Rio Tinto, and for the Pilbara,” said Sam Walsh, Rio Tinto chief executive Iron ore and Australia.
“Mining in the Robe Valley has been an integral part of the north-west economy for decades, and this new mine will ensure it continues to contribute to the benefit of the wider community. I am especially pleased to note that construction has been completed on time and inside budget, underlining Rio Tinto’s excellent record of project management. This outstanding effort has been echoed by the commencement of pre-strip work at the Western Turner Syncline development (near Tom Price) the same week, making it a dual milestone for Rio Tinto in the Pilbara.”
Construction of the Robe River Joint Venture (Rio Tinto share 53%) mine and rail extension started in November 2007. The mine will employ about 220 people, drawn progressively from the existing workforce at Mesa J and new employees.
Total high-grade reserves across the Mesa A / Warramboo deposits are estimated at 249 million tonnes, with a total mine life of 11 years. It will sustain production of the sought-after Robe Valley pisolite ore at 32 million tonnes per annum as production from the Mesa J deposit decreases.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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